Exhibit 4.2

Description of Securities
of
Hibbett, Inc.

The following description of the securities of Hibbett, Inc., a Delaware corporation (“us,” “our,” “we,” “Hibbett” or the “Company”), is a summary of the rights of our common stock, par value $0.01 per share (“Common Stock”), and preferred stock, par value $0.01 per share (“Preferred Stock ”), and certain provisions of our certificate of incorporation (“Certificate of Incorporation”), bylaws (“Bylaws”), and the Delaware General Corporation Law (the “DGCL”), as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, which is incorporated by reference as Exhibit 3.1 and Exhibit 3.2, and our Bylaws, which are incorporated by reference as Exhibit 3.3, in each case to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Certificate of Incorporation and Bylaws and the applicable provisions of the DGCL for additional information.

Authorized Capital Stock

Pursuant to the Certificate of Incorporation, our authorized capital stock consists of 81,000,000 shares, consisting of 80,000,000 shares of Common Stock, and 1,000,000 shares of Preferred Stock. All outstanding shares of our Common Stock are fully paid and nonassessable. There are no outstanding shares of Preferred Stock.

Common Stock

Voting Rights: Each outstanding share of our Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. Our board of directors (the “Board”) consists of three classes, with the term of office of one class expiring each year. Accordingly, each of our directors is elected by a plurality vote to serve for a term of three years. The holders of our outstanding Common Stock do not have the right to cumulate their votes with respect to the election of directors or any other matters.

Dividends: Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board in its discretion out of funds legally available for the payment of dividends.

Liquidation: In the event of a liquidation, dissolution or winding-up of Hibbett, the holders of Common Stock are entitled to share equally and ratably in the assets of Hibbett, if any, remaining after the payment of all debts and liabilities of Hibbett and the liquidation preference of any outstanding Preferred Stock.

Other Rights and Preferences: Our Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. Holders of Common Stock may act by unanimous written consent.

Preferred Stock

The Board is granted the authority to, from time to time, issue the Preferred Stock as Preferred Stock of one or more series and in connection with the creation of any such series to fix by resolution the designation, voting powers, preferences, and relative, participating, optional, or other special rights of such series, and the qualifications, limitations, or restrictions thereof. The rights, preferences, privileges and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock, adversely affect the rights and powers, including voting rights, of holders of Common Stock, and have the effect of delaying, deterring or preventing a change in control of us.

No shares of our Preferred Stock are currently issued and outstanding and we currently have no plans to issue any of the 1,000,000 authorized shares of Preferred Stock.

Our Certificate of Incorporation and Bylaws Contain Provisions That May Have an Anti-Takeover Effect

Certain provisions of our Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt. These provisions, among other things:

a.classify our Board into three classes, each of which serves for different three-year periods;
b.provide that a director may be removed by stockholders only for cause by a vote of the holders of not less than a majority of our shares entitled to vote;

c.provide that all vacancies on our Board, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if the number is less than a quorum;
d.provide that special meetings of the common stockholders may only be called by the Board, the Chairman of the Board or upon the demand of the holders of a majority of the total voting power of all outstanding securities of the Company entitled to vote at any such special meeting; and
e.call for a vote of the holders of not less than two-thirds of the shares entitled to vote in order to amend the foregoing provisions and certain other provisions of our Certificate of Incorporation and Bylaws.

In addition, our Board, without further action of the stockholders, is permitted to issue and fix the terms of Preferred Stock, which may have rights senior to those of Common Stock.

Delaware Anti-Takeover Statutes

In addition to certain of the Certificate of Incorporation and Bylaws provisions discussed above, certain provisions of the DGCL may make it more difficult for someone to acquire us through a tender offer, proxy contest or otherwise.

Section 203 of the DGCL provides that, subject to certain stated exceptions, an “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person. A corporation may not engage in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:

a.prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;
b.upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
c.at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The effect of these provisions may make a change in control of our business more difficult by delaying, deferring or preventing a tender offer or other takeover attempt that a stockholder might consider in its best interest. This includes attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of the board of directors.

Market Listing

Our Common Stock is listed on the Nasdaq Global Select Market under the trading symbol “HIBB”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare, Inc.

End of Exhibit 4.2